Exhibit (a)(5)(A)

ATC Contact: Anne Alter

Vice President of Finance, Investor Relations

Telephone: (617) 375-7500

FOR IMMEDIATE RELEASE

American Tower Corporation Commences Cash Offer for

2.25% Convertible Notes Due 2009

Boston, Massachusetts – September 22, 2003—American Tower Corporation (NYSE: AMT) (the “Company”) today announced it has commenced a cash tender offer for its 2.25% Convertible Notes due 2009 (the “Notes”). Pursuant to the indenture for the Notes, each holder of the Notes has the right to require the Company to repurchase on October 22, 2003 all or any part of such holder’s Notes at a price equal to the issue price plus the accrued original issue discount, plus accrued and unpaid interest, if any, up to but excluding October 22, 2003. Under the terms of the Notes, the Company had the option to pay for the Notes with cash, Class A common stock, or a combination of cash and stock, and has elected to pay for the Notes solely with cash. If all outstanding Notes are surrendered for repurchase, the aggregate cash repurchase price will be approximately $83.7 million.

In order to surrender Notes for repurchase, a repurchase notice must be delivered to The Bank of New York, the trustee for the Notes, on or before 5:00 p.m. New York City time, on October 22, 2003. Holders of Notes complying with the transmittal procedures of the Depository Trust Company need not submit a physical repurchase notice to The Bank of New York. Holders may withdraw any Notes previously surrendered for repurchase at any time prior to 5:00 p.m., New York City time, on October 22, 2003.

The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. The Company will make available to Note holders, through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for repurchase. Note holders are encouraged to read these documents carefully before making any decision with respect to the surrender of Notes, because these documents contain important information regarding the details of the Company’s obligation to repurchase the Notes.

The Notes are convertible into 29.38 shares of Class A common stock per $1,000 principal amount at maturity of the Notes, subject to adjustment under certain circumstances.

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